Exhibit 99.1

Sapiens Announces New Group and Worksite Capabilities by Q1 2017

The Sapiens ALIS core policy administration solution suite for life and annuities will include a fully functional group, worksite and individual platform by the end of Q1 2017

Holon, Israel – September 6, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today it will begin offering true group, worksite and individual coverage to life and annuities carriers in Q1 2017.

Sapiens already possesses a large portfolio of group policies in production and is leveraging its past experience in this space to re-architect Sapiens ALIS. The aim is to provide a new, unified proposition based on innovative technology and business architecture that incorporates Sapiens’ production and business experience, and best practices.

“The Affordable Care Act has helped create a dramatic shift in the U.S. market from employer-paid benefits to employers and employees sharing the financial burden,” said Alex Zukerman, vice president of product marketing and strategy for Sapiens’ life, pension and retirement division. “Many multi-line carriers must now support group, worksite and voluntary insurance, and wish to do so via a single system to remain efficient and provide a seamless customer experience. To meet market demand, Sapiens has invested in re-architecting Sapiens ALIS, so that multi-line carriers will be able to leverage a common platform in the near future.”

During the re-design process, Sapiens has engaged with several leading industry analysts and firms to ensure readiness for both current and future group, worksite and individual challenges.

“One of Sapiens’ guiding principles is to serve as a one-stop-shop for our insurance and financial services customers,” said Roni Al-Dor, Sapiens president and CEO. “By leveraging our individual functionalities for life and combining them with true group and worksite capabilities, Sapiens will offer coverage for the entire life, annuities and health/medical spectrum via a unified, state-of-the-art platform.”

Sapiens ALIS is designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. It is an end-to-end, core solution suite that supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. ALIS life insurance software is complemented by Sapiens’ extensive delivery capabilities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com